Exhibit 99.13

Electra Meccanica’s All-Electric, One-Seater SOLO to Appear at ShowStoppers at CES 2018

VANCOUVER, Jan. 2, 2018 /PRNewswire/ - Canadian auto manufacturer Electra Meccanica (OTCQB: ECCTF) will preview its all-electric, one-seater SOLO at ShowStoppers @ CES 2018 on January 9th. As many as 1,500 journalists, influencers and analysts are expected at ShowStoppers, where industry pioneers like Electra Meccanica can showcase their revolutionary products in a media-only environment. The news follows on Electra Meccanica's previous announcement that the SOLO will be making its CES debut as part of the Innovation and Tech Today Pavilion.

"We are looking forward to offering a sneak peek at the SOLO to as many people as possible during these world-class events," said Jerry Kroll, CEO of Electra Meccanica. "We want to show – not simply tell – our audience that we are doing our part to invest in a cleaner planet for future generations. Essentially, the SOLO has two doors, three wheels and one overarching mission – to close the last gas station."

The SOLO's single-seater configuration provides an exceptional automotive driving experience, taking into consideration the nearly 80 percent of Americans commuting to work alone in their personal vehicle1. Retailing at $15,500 USD, the 100-mile range SOLO's lithium-ion battery system requires only three hours of charging time on a 220-volt charging station or outlet. As a publicly held company, Electra Meccanica began trading on the OTCQB exchange in September of 2017, and announced its application filing for NASDAQ Capital Markets listing last October. In the same month, Electra Meccanica also announced the signing of a manufacturing agreement with Zongshen Industrial Group Co. for the production of 75,000 SOLOs total between 2018 and 2020.

British Columbia-based Intermeccanica, a subsidiary of Electra Meccanica, handles current SOLO development and production. "I am thrilled to share with the forward-looking public at ShowStoppers what a dedicated team with a clear mission can accomplish when building on Intermeccanica's 50+ years of automotive experience," said Intermeccanica President and Electra Meccanica COO Henry Reisner, who will be attending the show.

ShowStoppers @ CES 2018 will take place on January 9, 2018 from 6 P.M.–10 P.M. at the Wynn Hotel in Las Vegas, Nevada. Electra Meccanica will also be exhibiting as part of CES in the Central Hall at booth #18215 in the Las VegasConvention Center from January 9-12, 2018.